MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR AND QUARTER ENDED APRIL 30, 2008 August 13, 2008

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the audited financial statements and accompanying notes (“Financial Statements”) of CanAlaska Uranium Ltd. (“the Company” or “CanAlaska”) for the years ended April 30, 2008 and 2007. Results have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and reported in Canadian dollars unless otherwise indicated.

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR. Information is also available on the Company’s website at www.canalaska.com.

This MD&A contains forward-looking information. See “Forward-Looking Information” and “Risks and Uncertainties” for a discussion of the risks, uncertainties and assumptions relating to such information.

Table of Contents:

1.  OVERVIEW OF THE COMPANY

3

2.  FINANCIAL PERFORMANCE REVIEW

5

3.  FINANCIAL POSITION

5

4.  CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

5

5.  CONTRACTUAL OBLIGATIONS

5

6.  RELATED PARTY TRANSACTIONS

5

7.  CRITICAL ACCOUNTING ESTIMATES

5

8.  RISKS AND UNCERTAINTIES

5

9.  FORWARD-LOOKING INFORMATION

5

10.  DISCLOSURE CONTROLS AND PROCEDURES

5

11.  INTERNAL CONTROL OVER FINANCIAL REPORTING

5

12.  OUTLOOK

5

13.  ADDITIONAL INFORMATION

5

1.  OVERVIEW OF THE COMPANY

The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties in Canada, the United States and New Zealand with the aim of advancing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. The Company’s principal focus is exploring for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan.

The Company has undertaken four years of diligent exploration in Canada’s uranium-rich Athabasca Basin.  In this period, CanAlaska has experienced tremendous growth and has realized major exploration achievements. During the past year, our exploration teams have defined and drill-tested new targets on four separate projects, producing in each area evidence of uranium mineralization and confirming the potential for significant economic discovery.  On each of our twenty-two exploration projects, we have methodically delineated priority exploration targets, many of which are now ready for drill testing.

CanAlaska today controls an exploration property portfolio in the Athabasca Basin totaling over 4,000 sq. miles, rivaling the combined land holdings of established uranium producing giants Cameco and AREVA. Our property portfolio singularly represents the most strategic holding of uranium exploration prospects in the world’s richest uranium-producing region. In the Athabasca, the grade of mined uranium ore exceeds that of other world-class uranium mines by several orders of magnitude.

Technically, we have developed a dedicated and proficient exploration team to carry out our exploration work. Highly-experienced exploration leaders such as Dr. Karl Schimann, V.P. Exploration, and Dr. Guy Marquis, Chief Geophysicist, together with their respective specialists, geologists, technicians and field crews, comprise one of the most aggressive and technologically-advanced teams engaged in uranium exploration in Canada today. Our recently opened office in Saskatoon, the world’s uranium capital, anchors the needs of CanAlaska’s expanding team of professionals, as well as serving to attract new staff due to the region’s favourable environs.

The Company’s corporate successes in 2007 were also numerous. We finalized strategic exploration investment relationships with Japan’s Mitsubishi Development Pty and with a Korean Consortium comprising Hanwha Corp., KORES, KEPCO and SK Energy Co. Ltd.  We also formed alliances with fellow explorer Mega Uranium as well as with other major explorers and uranium end-users.  In light of the current re-adjustments in the financial markets and the growing scarcity in the availability of exploration capital, CanAlaska’s strong financial “end-user” backing and capable in-house exploration team assures us of both the funding and expertise necessary to deliver on our corporate mission of discovering one or more major uranium deposits.

CanAlaska’s commitment to the Athabasca Basin region has also seen us cementing ties with First Nations communities. We recently obtained overwhelming approval from the communities of Black Lake and Fond du Lac to undertake local exploration under the official sanction of Indian and Northern Affairs Canada (INAC). In doing so, the Company  achieved the distinction of becoming the first company to undertake uranium exploration on First Nations’ reserve territory in Saskatchewan in over twenty-five years.  CanAlaska’s strong record of operational safety and environmental compliance was recognized as a key contributing factor during the review process, and marks our company as a leader in responsible and sound exploration.

Since late 2004, CanAlaska has expended over $45 million on exploration and research towards the advancement of uranium discovery on our twenty-two project areas.  Our confidence in achieving our corporate mission rests on the detailed results and modeling obtained from this vast information gathering event.  We expect our exploration efforts to begin to bear fruit over the coming months.

In summary, the Company is well-positioned as a premier uranium exploration investment.  The increasingly attractive fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels provide us with the long-term financial incentive to succeed.  Uranium sourced from the Athabasca Basin represents the world’s smallest environmental footprint for this energy metal.  The staggering ore grades and mine valuations for this region serve to affirm the value of CanAlaska’s exploration focus.  The Board of Directors and the management team will continue to seek out opportunities to ensure that CanAlaska is equipped with the resources and strategic backing necessary in order to realize discovery success.

As at August 13, 2008 the Company had 137,533,650 shares outstanding with a total market capitalization of $28.9 million.

The Company shares (“Shares”) trade on the TSX Venture Exchange (CVV), OTCBB in the United States (CVVUF) and the Frankfurt Stock Exchange (DH7).

Project Updates

Drilling-Commenced Uranium Projects

Cree East Project, Saskatchewan

The Cree East project is a high-priority property located in the south-eastern portion of the Athabasca Basin, 35 km west of the formerly producing Key Lake mine and 5 to 22 km north of the south rim of the Athabasca Basin.  The project is comprised of 16 contiguous mineral claims totaling 55,935 ha.  Sandstone unconformably overlies basement at depths in the order of 200 to 300 metres in the south, but with depths extending to 800-900 metres in the north.  A significant portion of the property is considered to be underlain by rocks of the Wollaston Domain, and a number of structures and conductive targets have been identified from the Company’s exploration efforts.

On May 7, 2007, a consortium of four South Korean companies led by Hanwha Corp., signed an MOU with CanAlaska to work towards an agreement whereby a Korean Consortium may earn a 50% ownership interest in the project by providing funding of $19 million.  These agreements were finalized with Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd., in December 2007.  All exploration expenditures incurred by CanAlaska since June 1, 2007 have been recompensed under these agreements.  The claim holdings are now separately controlled by CanAlaska Korean Uranium Ltd., which acts as the general partner for the Canada-Korea Uranium Limited Partnership.  As at August 1, 2008, the Korean Consortium has contributed $5,280,000 towards exploration of the project and holds a 23.0% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership.

In 2006, detailed collection of over 2,000 surface rock samples and over 400 lake sediment samples by CanAlaska's field crews defined three large areas of dravite and clay alteration on surface, and localised boulder samples containing anomalous uranium.  Before April 30, 2007, initial ground geophysical data from the first lines of IP-Resistivity surveys, which cost $532,035, provided the Company with evidence of strong alteration in the sandstone horizons overlying these basement conductors.  Additional IP-Resistivity and Audio Magneto Telluric geophysical surveys were used to further define these targets at a total cost of $899,668 during the current year.  Drill programs started on the project in late February 2008 cost $630,374, and large zones of alteration were intercepted.  However, the Company experienced problems with completing the majority of the drill holes because of extreme clay alteration and unconsolidated sands.  A $1.68 million drill program for continued drill testing of these targets in summer 2008 has been approved by the Korean Consortium.

Fond du Lac Project, Saskatchewan

On October 18, 2006, CanAlaska optioned the Fond du Lac project from the Fond du Lac Denesuline First Nation.  The project is 39,093 ha in size and contains a uranium deposit with a historical (non 43-101 compliant) resource.  CanAlaska is required to spend $2 million in exploration to earn a 49% interest in the project.  In addition, the Company is also scheduled to pay the Fond Du Lac Denesuline First Nation as consideration $130,000 ($40,000 paid) and 300,000 shares (100,000 shares issued).

In early 2007, a VTEM airborne survey costing $110,822 was carried out on the project, but additional ground work could not be carried out without federal permits.  In early 2008, Indian and Northern Affairs Canada (INAC) issued all of the necessary consents to allow exploration on the ground.  The Company received the exploration permit on June 24, 2008, and immediately commenced a select program of drill testing in and around areas of historical drill exploration.

Helmer Project and FDLC Area, Saskatchewan

This contiguous block of 22 mineral claims totaling 60,607 ha lies in the central part of the north rim of the Athabasca Basin west of and south of Fond du Lac, and 50 km southeast of Uranium City.  Athabasca sandstones overlie Archean basement throughout most of the property with the unconformity at depths varying from less than 100 metres to approximately 650 metres.  Prior exploration located boulders of sandstone assaying up to 2.23% U3O8 on the project.  The main structural event on the property is the Grease River Fault Zone (GRFZ).  This is one of the major geological structures cutting the Athabasca Basin and the vertical offset in this area is up to 400 metres displacement.  Parallel structures and offset splays are associated with the trace of the GRFZ.  The Fond du Lac unconformity uranium deposit further to the east is also believed to be associated with this structure.

A series of airborne electromagnetic surveys in 2006 and 2007 conducted by the Company detected major basement conductors, which had not been detected by previous surveys.  A BHP Billiton Falcon Gravity Survey was carried out over the majority of the property in 2006.  In summer 2007, CanAlaska drill-tested two targets on the project with eight drill holes at a cost of $742,273.  The shallowest holes intercepted the unconformity at 200-250 metres depth, exhibited limited alteration, but slightly elevated uranium background levels.  Further geophysical modelling was carried out at the end of the field season, and more drilling is expected on these targets.  The Company is actively marketing this project for third party option to support a more extensive drill program.

Key Lake Project, Saskatchewan

This project is comprised of four mineral claims in three separate blocks totaling 5,998 ha lying within 15 km of the formerly producing Key Lake mine.  These claims were acquired by staking.  Two claims lie a few km south of the Athabasca Basin and are underlain by basement rocks.  The third is underlain by sandstones overlying basement, at depths of 50 to 150 metres.

By agreement dated March 2, 2006, the Company optioned to International Arimex Resources Inc. (now Westcan Uranium Ltd.) up to 75% interest in the Key Lake project.  Westcan may, at its option, earn a 50 % interest in the property by making cash payments of $150,000 (received), issuing 300,000 shares (received) and making exploration expenditures of $2 million.  Within 90 days of exercising its 50% option, Westcan may elect to acquire an additional 10% interest by expending an additional $2 million on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project.  The Company will act as operator of the project until Westcan has a vested 60 % interest, at which time Westcan may elect to become the operator.  Should the project reach commercial production, the Company will receive a 3% net smelter royalty.

In summer 2006, 870 kilometres of detailed airborne EM and magnetic surveys were performed over the project area.  In winter 2007, three holes costing $150,868 were drilled on a conductor on one claim, providing one intersection of minor uranium mineralization (.058% U3O8 over 1 metre), but with strong alteration and faulting.  In winter 2008, an additional target was drill-tested on another claim, returning highly-anomalous rare earths mineralization.  Further drilling is proposed. As at April 30, 2008, Westcan has contributed $815,872 towards exploration expenditures.

Lake Athabasca Project, Saskatchewan

This large project comprises 13 contiguous mineral claims totaling 62,395 ha, chiefly on Lake Athabasca, southwest of Uranium City.  Islands south of Crackingstone Point and the former producing Gunnar Mine comprise about 8% of the property area.  Athabasca group sandstones underlie an estimated 90% of the property with depths to underlying older metamorphic basement varying from 0 to 600 metres.  High-grade uranium mineralization occurs in Athabasca sandstone at Stewart Island, in the northeast corner of the property.

In 2005 and 2006, the Company carried out airborne electromagnetic-magnetic surveys over the project.  These confirmed previously-identified shallow conductors and indicated new conductors at greater depths.  In 2006, extensive geophysical and marine seismic work was completed on the project.  Additionally, extensive and detailed mapping was performed on selected areas in and around the Stewart Island showing to investigate the nature and the controls on the mineralization.  This work also found several other types of mineralization, most notably, granite-hosted mineralization similar to that found at the Gunnar uranium deposit.

Evaluation of the project at the end of 2006 indicated that the areas of major interest are concentrated near the shore of the Crackingstone Peninsula, and areas in the archipelago to the south.  Claims distant from these areas were terminated.  Drilling began in winter 2007.  These holes confirmed the existence of uranium mineralizing events over a considerable area of the unconformity in this area and at Grouse Island, 3.5 km to the SE.  In early winter 2008, the Company completed five more holes at three new targets near Johnston Island for total drilling costs of $435,130.  Two holes targeted uranium mineralization in basement intrusive rocks.  Holes near Johnston Island focused on known mineralized zones.  The third target south of Johnston Island defined a very prominent geophysical target that has now been shown as related to a large local uplift in the unconformity.  A total of $3,259,500 in exploration expenditures were incurred during the year ended April 30, 2008.  Additional drilling is planned for the 2009 season.

Waterbury Project, Saskatchewan

The Waterbury project includes nine mineral claims totaling 12,417 ha in six separate blocks lying within an area measuring approximately 20km x 30km and were acquired by staking.  One cluster of four blocks lies 10 km to 35 km northeast of the Cigar Lake Mine, and includes claim S-107965 on Waterbury Lake, midway between Cigar Lake and Midwest Lake mines along the strike of basement formations.  The other two blocks lie 10 and 20 km southeast of Cigar Lake mine.  All are underlain by Athabasca group rocks unconformably overlying Aphebian and Archean basement rocks.  Depths to the unconformity are approximately 200 metres in southeasterly claims to 450 metres in the extreme northwest.

In winter 2006, several targets were drilled and exhibited clay alteration, along with elevated uranium values.  In winter 2006/07, exploration continued, following up on a series of targets along a conductor that were located under Waterbury Lake.  Additional geophysical surveying, which had direct geophysical costs of $401,207, and drilling were performed along the first drilled conductor in winter 2007.  However, results were not conclusive.

The project was previously under option to Northwestern Mineral Ventures Inc. (“Northwestern”).  However, due to a corporate restructuring at Northwestern, this option was terminated by Northwestern in late-2007 after paying for survey costs.  The Company intends to find an alternate partner to help it explore this strategic and interesting land position.

West McArthur Project, Saskatchewan

The West McArthur project is one of the priority exploration projects within the Company’s Athabasca holdings.  In July 2006, Mitsubishi Development Pty Ltd, a subsidiary of Mitsubishi Corporation of Japan, entered into an MOU with CanAlaska to option a 50% interest in the project by expending a minimum $11 million over 3½ years.  This transaction was finalized on April 5, 2007.  As at April 30, 2008, Mitsubishi Development has contributed $7,728,548 towards the exploration of the project.

The West McArthur project is strategically located immediately west of the landholdings of the McArthur River Mine operated by Cameco Corp.  The property is underlain by the favorable formations of the Wollaston Domain rocks.  Very little exploration had been carried out on the project before it was staked by the Company in 2004, due to the thick sandstone units overlying the target unconformity.  Modern airborne survey methods have now overcome the obstacle of defining conductive targets at depth in and under the sandstone, making the project highly desirable for exploration.

Several drill phases have been undertaken on the West McArthur Project since 2006.  They have been concentrated in the Northwest corner of the project where significant geophysical anomalies were discovered by the first airborne survey in December 2004.  To date, there have been 12 holes drilled on the project.  In spring 2006, four holes were drilled.  In all four holes, elevated uranium values, clay (Illite/Dravite) alteration and pathfinder minerals such as cobalt, copper, nickel, and boron were present.  In summer 2006, three holes were drilled to define further the extent and nature of the mineralization.  Again, heavy clay alteration, pathfinder mineralization and stringer uranium was intercepted.  In Winter/Spring 2007, five holes were drilled at a cost of $389,892 to test targets outlined by ongoing geophysical exploration.  Most significantly, hole WMA 010 intersected a significant zone of alteration including silicification, brecciation and clay alteration.   In early 2008, extensive detailed ground geophysical surveys with direct geophysical costs of $885,335 were carried out over the current drill areas and in further areas of interest.  Further drilling is anticipated in 2009.

Drill-Ready Uranium Projects

Cree West Project, Saskatchewan

The Company acquired a 100% interest in 4 mineral claims (12,860 ha,) through staking two separate blocks of two claims, located 70 km northwest of the Key Lake mine and between 25 and 57 km north of the south rim of the Athabasca Basin.  Athabasca sandstone overlies basement at depths of approximately 800 to 1,000 metres.  The claims straddle a northeasterly trending structure that is being actively explored by others, and the Company is planning deep penetrating geophysical surveys.

By agreement dated April 24, 2006, the Company optioned to International Arimex Resources Inc. (now called Westcan Uranium) up to a 75% interest in the Cree West project.  Westcan may, at its option earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 600,000 shares (received) and making $3.6 million of exploration expenditures.  Within 90 days of exercising its 50% option, Westcan may elect to acquire an additional 10% interest by expending an additional $4 million on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1 million on the project. The Company will act as operator of the project until Westcan has a vested 60% interest, at which time Westcan may become the operator.  Should the project reach commercial production, the Company will receive a 3% net smelter royalty.  As at August 1, 2008, Westcan has contributed $736,066 towards exploration expenditures.

An airborne magnetic and electromagnetic survey was carried out in 2006-7, and ground AMT surveys were carried out in early winter 2008 at a direct cost of $106,046.  Drill testing has been recommended to determine the cause of the anomalous geophysical targets. Westcan has not committed to current exploration budgets, and may become in default of the option terms.

Grease River Project, Saskatchewan

The Grease River project covers approximately 81,821 ha in three separate claim blocks that extend from Bulyea River, north of Fond du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

The Company acquired a 100% interest in certain minerals claims through staking, and on April 10, 2007, Yellowcake Plc entered into an option agreement with CanAlaska Uranium to earn a 60% interest in the project.  Yellowcake may exercise its option to earn a 60% interest in the project by making payments, issuing shares and making exploration expenditures of $5M.  In July 2007, CanAlaska consented to the introduction of Uranium Prospects plc and an additional earn-in partner.  Should the project reach commercial production, the Company will receive a 3% Yellowcake royalty, with the optionees having the right to purchase up to half of this royalty for $3 million.  As at April 30, 2008, Yellowcake/Uranium Prospects have contributed a total $1,370,695 towards exploration expenditures.

In winter 2006/07, a compilation of all the historical work was completed in preparation for the summer exploration season.  In the 2007 summer season, the majority of the project area was prospected and lakes were re-sampled for uranium.  Over a dozen zones were identified where uranium mineralization in boulders or outcrop exceeded 0.1% U3O8, and values in some zones exceeded 1% U3O8.  Further sampling and detailed work was recommended to quantify the size and extent of the new discoveries.  This field work commenced in June, 2008.

Hodgson Project, Saskatchewan

This large project of seven contiguous claims totaling 30,262 ha lie between 23 and 57 km west of the Cigar Lake mine.  Uranium mineralization occurs in sandstone adjacent to the eastern end of the property at Tucker Lake, and prior drilling indicates 600 to 800 metres of sandstone overlying the basement.  In summer 2006, a Geotech V-TEM electromagnetic survey was completed and ground-based sampling/lake sediment analysis was performed on the project.  In early winter 2008, ground AMT surveys were carried out on a reconnaissance basis which cost $140,619.  These surveys confirmed conductive zones in the sandstones, as well as structures which need to be investigated further.  Additional AMT surveys are planned to better define drill targets.  The Company is actively marketing this project for third party option to support a more extensive drill program.

Poplar Project, Saskatchewan

The Poplar project was staked by the Company in 2006 to cover all of the northern edge of the Athabasca Basin located between the Helmer and Lake Athabasca projects in the Province of Saskatchewan and comprises 27 claim blocks totaling 110,268 ha.

In mid-2007, the Company entered into agreements with Mega Uranium Ltd. to evaluate the area, and on October 1, 2007, Mega selected the Poplar area for option whereby Mega may acquire a 50% ownership interest in the Poplar project by issuing 100,000 shares (25,000 shares received) and funding of $6.0 million in exploration expenditures over a three year period.  The Company will act as operator for the project until earn-in and will be responsible for carrying out all exploration activities.  Following the formation of the 50/50 joint venture, Mega may choose to act as operator.  Mega may increase its ownership interest to 55% by paying the Company a further $2 million and 100,000 Mega shares.  As at April 30, 2008, Mega Uranium has contributed a total $1,347,962 towards exploration expenditures.

The majority of the project is covered by Lake Athabasca, where the unconformity lies at relatively shallow depths below the lake.  Very little exploration work has ever been carried out in this area of the lake.  However, historical prospecting and exploration efforts have identified small zones of uranium mineralization in the basement rocks immediately north of the lake.  In late 2007, a detailed VTEM airborne survey was completed over the majority of the project at a cost of $963,240.  This survey identified a number of conductors and structures, as well as features of interest along the edge of the Athabasca basin sandstone.  Further detailed seismic and other geophysical surveys, lake bottom sampling, prospecting and mapping, with a budget of $1.7 million was approved by Mega for summer 2008.

McTavish Project, Saskatchewan

The McTavish project was reduced from one contiguous claim block to three blocks totaling seven mineral claims covering 16,384 ha in 2007.  These claims are centered approximately 50 km southeast of the McArthur River mine and 40 km northwest of the Key Lake mine, with the southeastern claim located approximately 10km due west of Cameco Corp.’s Millenium uranium deposit.  Athabasca sandstones overlie metamorphic basement rocks throughout the project with depths to the unconformity estimated to be 600 to 900 metres.  There is a historical geophysics survey identifying a series of conductors crossing the southeastern claim block, and one drill hole just outside the block.  Work to-date included summer, 2006 ground-based sampling/lake sediment analysis and a Geotech VTEM airborne survey.  The claims covering the main VTEM conductive targets were re-staked in 2007 for a cost of $59,304.  They require further ground surveys in preparation for drill testing.  The Company is actively marketing this project for third party option to support more extensive exploration.

Moon Project, Saskatchewan

This project is comprised of three mineral claims covering 4,785 ha lying in two separate blocks approximately midway between the McArthur River and Key Lake mines, and just west of the Key-McArthur road.  The larger western block is approximately 8 km southeast of the Millenium uranium deposit. Athabasca sandstones comprise bedrock and overlie basement rocks at depths of about 300 metres.  In summer 2006, a Geotech VTEM survey was completed and ground-based sampling/lake sediment analysis was carried out on the project.  Winter geophysical work is planed for 2009.

NE Wollaston Project, Manitoba

The very large (404,162 ha) project straddles the Saskatchewan-Manitoba border and lies between 90 and 170 km northeast along the Wollaston trend of basement formations hosting  uranium deposits which include Rabbit Lake, Collins Bay B and Eagle Point Mines.  The geological targets across the NE Wollaston project match the styles of mineralization reported from basement-hosted mineral deposits further south in the Athabasca Basin.  There is clear observation of late replacement pitchblende mineralization in vein zones, fractures, and as disseminations in host rocks.  There is also evidence of more-disseminated mineralization across stratigraphic horizons, and multitudes of pegmatitic intrusive events, many of them containing primary uranium mineralization, or with brecciation and later uranium mineralization.

In 2004, CanAlaska acquired the mineral leases in the area and began systematic prospecting and lake sediment sampling. With encouraging results, this continued into reconnaissance, and then detailed airborne surveys.  In 2006, exploration was accelerated, and a framework of discoveries highlighted extensive uranium-mineralized belts, either within, or cutting across all rock types in the area.  The Company aborted drill testing of initial targets in early 2007 due to drill contractor difficulties.  However, further detailed work was carried out in Summer, 2007 on each of the current targets as well as on additional preliminary targets for a total cost of $1,601,927.  In early 2008, the Company released details of 1,620 higher-grade uranium samples, taken from 47 separate zones with extensive boulder dispersion trains and surface uranium mineralization.

As at August 1, 2008, further exploration on the project awaits the conclusion of land use consultations between the Government of Manitoba and local First Nations communities.  The Company is assisting the Government in its efforts and is also in discussions with local communities in an endeavor to re-commence operations in the near future.  The Company is also in negotiation with outside parties for financial assistance with work programs on this very large land package.  The permit area in Saskatchewan has been replaced by staked claims which the Company has retained for further exploration.

Exploratory Uranium Projects

Alberta Project, Alberta

This large project comprises 13 contiguous permits totaling 97,150 ha covering most of the Alberta portion of Lake Athabasca.  Flat-lying Athabasca sandstone underlies most of the project with depths to the unconformity at its base varying from 0 to 800 metres.  In 2006, additional marine seismic surveying was performed as follow-up to the success of our 2005 waterborne survey program.  First-pass grid coverage of the entire project was accomplished using deep-penetrating multi-channel seismic equipment.  In the early part of 2006, the Company flew a MEGATEM® electromagnetic airborne survey over the property, which was then sent for further processing by Condor Consulting of Denver.  The permit area in Alberta was then reduced to that which management believes is suitable for the conduct of further exploration.  In early 2008, a geophysical survey camp was operated in the Fiddler Point area to define a series of targets identified by the previous work programs utilizing IP and AMT surveys and had direct geophysical costs of $362,437.  The Company has now established viable drill targets in these zones and intends to present the information to the Government of Alberta for consultation meetings with the local community and permitting.

Arnold Project, Saskatchewan

This project is a contiguous block of 5 mineral claims totaling 24,285 ha located 30 km west of the McArthur River mine.  Flat-lying Athabasca sandstones unconformably overlie basement at depths varying from 600 to 900 metres.  Prior geophysical surveys were not effective to this depth, making the property prospective for current techniques.

In summer 2006, a Geotech V-TEM survey was completed and ground-based sampling/lake sediment analysis was performed on the project.  The Company has identified zones of anomalous conductivity, suggestive of alteration zones in the sandstone.  However, more detailed geophysical work is required to define drill locations.

Black Lake Project, Saskatchewan

In December 2006, CanAlaska optioned the project from the Black Lake Denesuline First Nation. The project consists of three blocks totaling 32,037 ha.  CanAlaska holds an option to spend $2 million in exploration to earn a 49% interest in the project.  CanAlaska will also pay the Black Lake Denesuline additional consideration of $130,000 ($40,000 paid), and 300,000 CanAlaska shares (100,000 issued).

In early 2007, a VTEM electromagnetic airborne survey was undertaken on the project which cost $75,492. The Company received ground exploration permits from Indian and Northern Affairs Canada (INAC) in early August, 2008, and ground prospecting and surveys have commenced.

Camsell Project, Saskatchewan

The Camsell project (30,165 ha) is located northeast of the Maurice Bay uranium deposit, and west of Uranium City, on the northern edge of lake Athabasca.  It covers a large magnetic feature, which is thought to have potential for associated uranium mineralization.  During 2006, a MEGATEM® electromagnetic survey was flown on the property and the data was processed by Condor Consulting of Denver.  The project area was expanded on the strength of the results of this survey and, in 2007, preliminary seismic surveying was carried out.  The Company is awaiting further developments in the area, or support from an outside partner.

Carswell Project, Saskatchewan

The Company staked claims covering 9,404 ha in the vicinity of Cluff Lake uranium mine in early 2008 at a cost of $102,321.  No work has been carried out to-date.

Ford Project, Saskatchewan

The Company staked claims covering 9,691 ha immediately east of the Cree East project in early 2008 at a cost of $24,510.  No work has been carried out to-date.

Kasmere Project, Manitoba

The Company applied for mineral exploration licenses adjoining the northern boundary of the NE Wollaston project covering 232,937 ha in northwestern Manitoba in 2007.  These licence applications are on strike with the mineralized Wollaston Domain rocks which underlie the NE Wollaston project.  The Company is awaiting approval of exploration licenses and permits from the Manitoba Government pending the conclusion of land use consultations with local First Nations communities.

Misty Project, Manitoba

The Company applied for a mineral exploration license covering 53,080 ha and adjoining the southern boundary of the NE Wollaston project in April, 2008.  The project shows evidence of high-grade rare earth elements (REE) mineralization.

In May, 2008, Great Western Minerals Group, Ltd. entered into an option agreement with the Company whereby it may earn a 51% interest in the project by contributing $6 million in exploration expenditures.  The grant of exploration licenses and permits by the Government of Manitoba is pending the successful conclusion of its land use consultations with local First Nations communities.

Other Projects

Elliot Lake Project, Ontario

The Company acquired by staking in October, 2004, and January, 2005, two groups of prospective uranium claims in the Elliot Lake area of Ontario, totaling 12 mineral claims and 145 claim units (approximately 2,320 acres).  Five of the claims (60 claim units) are located in Joubin Township, and the remaining 7 claims (85 claim units) are in Gaiashk Township.  In October, 2006, the Company entered into an agreement with Pele Mountain Resources Inc. ("Pele") under which Pele purchased a 100% interest in five unpatented mining claims comprising the Pardee property in Elliott Lake, Ontario.  Pele has paid CanAlaska a total of $13,000 in cash, and issued 60,000 common shares of Pele at an attributed value of $13,200, and has granted to CanAlaska a 1.75% net smelter return royalty (“NSR”).  Pele retains the right to buy-back up to 1 percent of the NSF for a total of $1 - million.

Rainbow Hill Project, Alaska

The Rainbow Hill project is located in the Valdez Creek area, 225 road miles southeast of Fairbanks, Alaska.  The project is situated near the headwaters of Valdez Creek and is road accessible.  The Company owns a 100% interest in the 12 lode mining claims located in the State of Alaska, U.S.A., through its wholly-owned subsidiary, CanAlaska Resources Ltd. USA. CanAlaska Resources Ltd. USA was incorporated under the laws of the State of Nevada on May 16, 1988 and was registered to transact business in the State of Alaska on December 9, 1988.  In 1988, the claims were acquired for a cash payment of US $25,000 and the issuance of 37,500 post-consolidation shares of the Company (issued at $2.40 per share).

In 2006, the Company determined that the results of its exploration programs on the project did not warrant further expenditures and wrote-off the related acquisition and exploration costs of $1,361,146.  The Company also terminated its option on the adjacent Gold Hill claims in May 2006, but retained the unpatented lode claims for future sale.

Voisey’s Bay Project, Labrador

The Company has a direct and indirect interest in mineral claims located in Labrador, Newfoundland.

(a)

Mineral Licences 785M and 787M

The Company owns a 50% interest in mineral licences 785M and 787M.  Licence 785M consists of 60 claims and licence 787M consists of 72 claims.  Columbia Yukon Resources Ltd. (“CYR”) also has a 50% interest in these claims, which was earned under an option agreement between the two companies dated February 21, 1995.  CYR and the Company subsequently entered into a joint venture agreement dated March 6, 1997 with respect to the two claim groups.  The joint venture agreement provides for a management committee in which the Company and CYR have equal representation.  CYR is the initial operator.  The Company owns a 1.5% NSR and CYR a 1% NSR.  In the event that the Company’s working interest is diluted to 10% or less it converts to a 10% net profits interest.

(i)

VBE – 1: Mineral Licence 785M

CanAlaska had no plans to expend funds on this project in 2007 and has communicated this to its joint venture partner.  In December, 2007, CYR paid a mineral assessment deposit of $64,800 to maintain the licence in good standing and has communicated to CanAlaska that it will continue to operate the project.

(ii)

VBE – 2: Mineral Licence 787M

In October 2006, Celtic Minerals (Celtic) and Merrex Gold (Merrex) entered into an option agreement to acquire a 100% interest in the project for $1.6 million in expenditures over four years and cash payments of $250,000 ($75,000 received) to be split with 50% co-owner Columbia Yukon (CYR), together with 125,000 shares (50,000 shares received) of both Merrex and Celtic to be split equally between the co-owners. CanAlaska and CYR together hold a 2% Net Smelter Return on the project, of which Celtic and Merrex can purchase 0.5% from each co-owner (for 1%) for $2 million.

Zeballos Project, British Columbia

The Company acquired a 50% interest in the Zeballos Gold project from New Impact Resources Inc. (now Consolidated Impact Resources Inc.) by an agreement dated August 23, 1988, as amended November 10, 1988.  The Zeballos project

consists of 22 Crown granted mineral claims located in the Alberni Mineral Division, Province of British Columbia   Access is by road from the nearby town of Zeballos, BC.  The Company acquired the remaining 100% interest in the Zeballos Property in 2002.

In 2006, management made the determination that the results of its exploration programs on the property did not warrant further expenditures and wrote-off the related acquisition and exploration costs of $63,382.  The Zeballos property is maintained in good standing with yearly payments of the crown grant land taxes.  The Company plans to pursue joint venture possibilities for this project.

Glitter Lake, Quebec

The Company acquired a 100% interest in certain mineral claims prospective for nickel and platinum group metals located near Glitter Lake, Quebec for payment of $32,667 staking costs and the issuance of 40,000 common shares of the Company.  The project is located 135km north northeast of Matagami Quebec, and is accessible by helicopter in the summer and in the winter by road 13km from Km 212 on the James Bay Highway.  The property is subject to a 1.5% NSR.

The project is located adjacent to and along strike of the Horden Lake Nickel deposit, previously owned by Noranda and Inco.  This deposit is currently being evaluated by Southampton Ventures Inc who report a historical non 43-101 a prefeasibility study from 1993 (completed by Watts, Griffis and McOuat).  The one-strike property has been sampled and, in 2007, an airborne VTEM survey was completed.  From this work, a drill program is recommended.

By agreement dated August 15, 2003 and amended in April 30, 2005, April 30, 2006, and April 1, 2008, the Company optioned up to a 70% interest in the Glitter Lake property to Pacific North West Capital Corp. (PFN).  To acquire a 50% interest, PFN must, at its option, complete $700,000 of work and issue 60,000 shares and make $45,000 of payments.

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within two years.  In the event PFN does not complete a bankable feasibility study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed.  Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years from the date of this election.  In the event that the bankable feasibility study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the Company for each year the project is not placed into commercial production. In the event that a major mining Company elects to participate in the project before PFN vests with a 50% interest, PFN will issue shares to the value of $100,000 to the Company, within 15 days of PFN becoming vested, or such amount which will result in having PFN spent $1,000,000 in exploration expenditures.  The property is subject to a 1.5% NSR payable to a third party.  PFN and the Company will share the NSR buyout privileges in proportion to their respective interests.

New Zealand

The Company holds indirectly, through its 100% subsidiary Ravenstone Resources Ltd, and through its wholly-owned New Zealand subsidiary Golden Fern Resources Ltd. five mineral exploration permits in New Zealand.  Three projects are on the west coast of the South Island near the historic Reefton and Croesus gold camps and alluvial gold fields.  A further project in the South Island near Cromwell, the Rise and Shine Project, is operated as a joint venture with Oceana Gold.  The one project in the North Island covers the historic mercury-silver deposits of the Puhi Puhi area near Mt. Mitchell in

Northland.  All of the projects have been maintained by the Company, with the intention of developing joint ventures or a separate exchange listing.

Granite Dome (Permit 39278), West Coast, South Island

The Granite Dome project is located 20km east of Greymouth, New Zealand.  Paved roads cross the property at various locations.  During 2004, the Company made application for the Granite Dome permit covering 1,544 sq. kilometres.

The Company has carried out initial prospecting and sediment sampling around the major intrusive centres on the project and is planning further detailed mapping and sampling.  In 2006, follow-up mapping and sampling was carried out around target areas delineated by the initial survey.  An airborne magnetic-electromagnetic survey is now proposed for a portion of the property.

Greymouth North (Permit 39279), West Coast, South Island

The Greymouth North project is located 10km north of the town of Greymouth.  Access is by helicopter.  The permit covers 235 sq. kilometres.

The Company carried-out initial prospecting and sediment sampling across the property in 2005 and identified a large number of quartz vein systems with varying gold content.  The project covers a number of old gold workings and mines and requires further sampling and mapping.  In 2006, follow-up mapping and sampling was carried-out around target areas delineated by the initial survey.  An airborne magnetic-electromagnetic survey is proposed for the project to allow a focus for further geological work.

Mt. Mitchell (Permit 40669), Northland, North Island

The Mt. Mitchell project is located 10km north of Hokianaga, New Zealand.  Access is by a network of paved roads from Highway 1.  The Company made application for the Mt. Mitchell Exploration Permit in 2004, and commenced exploration work in 2005.  The Mt. Mitchell permit covers 61.7 sq. kilometres.

The Company has compiled all of the previous historical data and prepared an interactive data base.  Historical work identified soil geochemical anomalies for gold, and one significant intersection of gold mineralization in a drill hole.  Access arrangements were concluded with one landowner for drill access, and a first pass drill program was carried out in early 2008 in areas to the north of the previously-identified gold target.  This program identified other zones of quartz veining, mineralization and clay alteration, but did not intersect economic gold values.

Reefton South (Permit 40677), West Coast, South Island

The Reefton South project is located 20km south of Reefton, New Zealand.  Access is by paved roads from the Reefton-Greymouth main road.  The Reefton Exploration permit was granted in 2004 and covers 118.95 sq. kilometres.

The Company is compiling an interactive data base for the project, and processing historical geophysical information.  Further surface sampling and mapping is required to identify specific targets.  Airborne magnetic and electromagnetic surveys are required to localize and detail geological features.

Rise and Shine (Option from Oceana Gold), Cromwell, Otago, South Island

The Rise and Shine project is located 20km northeast of Cromwell, New Zealand.  By agreement dated December 14, 2004, and amended July 21, 2006 with Oceana Gold, the Company has now earned a 70% interest in the Project.  The terms of the agreement were for the Company to complete a minimum 1,000 metre drill program prior to July 31, 2005, and in subsequent years, complete an additional $100,000 of field expenditures by June 30, 2006, and a further $150,000 by June 30, 2007.

The project encompasses a number of historic high-grade underground gold mines on nine major vein systems in the Bendigo Gold Field and along the 4 km of the Rise and Shine Shear Zone, which is the immediate target for exploration activities.  There are three gold producing zones related to the shear zone target, which is a mineralized regional shear structure similar to the Hyde-Macraes Shear Zone, the host structure of the Macraes gold mine operated by Oceana.

The Company has carried out two limited drill programs on the property, and identified pervasive gold mineralization associated with the known previously worked areas.  A ground geophysical survey in early 2006 identified new structures and target areas for drilling.  Drilling in 2006 and 2007 was successfully completed and the results are currently undergoing analysis.  The Company is preparing for further sampling mapping and drill programs.

2.  FINANCIAL PERFORMANCE REVIEW

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for CanAlaska for each of the three most recently completed financial fiscal years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Fiscal years ended April 30, (audited)
	2008	2007	2006
Total Revenues (i)	$1,236,570	$1,095,788	$236,689
General and administrative expenses	3,874,702	2,054,845	1,764,173
Mineral property cash costs	14,353,205	13,776,723	7,399,726
Net loss ➢ In total ➢ Basic and diluted loss per share	(2,729,886) (0.02)	(1,828,759) (0.02)	(328,159) (0.01)
Totals Assets	43,007,220	33,207,438	18,822,102
Total Long-Term Liabilities	Nil	Nil	Nil
Cash Dividends Declared	Nil	Nil	Nil

i) Total revenues includes interest income, recovery of administration costs, gain on sale of available-for-sale securities,  other income and option payments received in excess of exploration cost incurred.

Selected Quarterly Financial Information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2008	2008	2007	2007	2007	2007	2006	2006
Total revenues	$24,925	$689,030	$366,634	$155,981	$974,212	$29,341	$63,381	$28,854
Net loss	1,331,934	556,473	219,754	621,725	297,607	810,614	373,648	346,890
Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Total assets	43,007,220	38,515,406	38,496,024	30,523,412	33,207,438	24,725,583	21,514,809	18,457,140

The Company is an exploration stage mining company, and has not yet embarked upon a development program. As such, the Company has not generated any operating revenue from its mining properties during the year ended April 30, 2008 and 2007, and during this period it has not paid any dividends to its shareholders.

Results of Operations

The year ended April 30, 2008 resulted in a net comprehensive loss of $3,090,221 which compares with a loss of $1,828,759 for the same period in 2007. The loss for 2008 has been reduced by $840,801 (2007: $1,173,486), which is the tax benefit associated with the renunciation of flow-through shares.

During the year, the Company adopted the financial instrument standard whereby any gain or loss in the value of its available-for-sale securities is reported as other comprehensive income or loss.  On May 1, 2007, there was a transition adjustment of $526,147 to the opening balance of accumulated other comprehensive income and an unrealized loss of $360,335 on its available-for-sale securities was recognized during the current year.

General and administrative expenses for the year ended April 30, 2008 were $3,874,702 (2007: $2,054,845) an increase of $1,819,857 over the same period in 2007.  Most of this increase is attributable to the total fair value of stock options as calculated using the Black-Scholes Option Pricing Model that were vested during the year and resulted in stock-based compensation expense of $1,095,013 for the period ended April 30, 2008 compared to $597,314 for the previous year. The stock compensation expense of $1,095,013 has been allocated by expense category on the income statement with an additional $467,438 being attributed to mineral properties.

Management fees of $171,021 were recorded as compared to $110,704 in the prior year as a management agreement with the former Chairman was terminated with the payout of one year’s compensation plus a bonus payment of six months compensation.

Wages of $503,317 (2007: $70,743) were recorded, as several people that were previously paid as consultants were hired as full-time permanent employees and additional staff were hired to handle the increased work of the exploration projects.

In the year ended April 30, 2008, rent of $170,841 (2007: $48,188) was recorded as the Company entered into additional lease agreements for its downtown Vancouver office and its new exploration and service office in Saskatoon.

Legal fees of $261,359 were recorded, an increase of $231,980 compared with the same period in the previous year, as the Company required outside legal advise to prepare the agreements for the Cree East project joint venture with the Korean Consortium.

In late 2007, the Company entered into an agreement whereby it undertook a long-term lease for a warehouse in La Ronge, Saskatchewan to support exploration activities.   The Company paid a total consideration of $200,000 to the previous leaseholder and incurred additional construction expenses of $47,832.  These leasehold improvements are part of property, plant and equipment expenditures incurred during the year totalling $768,450, which resulted in amortization of $188,197 (2007: $75,260).

All other general and administrative costs increased slightly when compared to the previous fiscal year as the Company continues to be very active in obtaining financing and incurring significant exploration expenditures.

Interest income was $280,280 (2007: $222,549) an increase of $57,731 as the Company had higher cash balances.  Recovery of administration costs of $670,413 was earned for being the operator of six option and joint venture agreements on certain Saskatchewan mineral properties.  Option payments received in excess of exploration costs of $136,731 (2007: $334,509) are reported when such payments exceed the carrying value of the related mineral property, such that once the related carrying cost of the property has been fully recovered, any excess is recognized as income.  Payments were received from the Cree West, Key Lake and Newfoundland projects.

A $149,146 (2007: $40,312) gain was realized on the sale of some of the Company’s available-for-sale securities.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $342,837 (2007: $278,581) an increase of $64,256. Heightened market activity in all uranium stocks created significant trading activity in CanAlaska.  As a consequence the Company required staff to handle incoming enquiries, and to prepare documentation for trade shows during the year.  The Company produced a corporate video in conjunction with 21st Century Business with Alexander Haig outlining its uranium exploration activities in the Athabasca Basin as well as its major corporate alliances.  Due to the recent financial market downturn, the Company began to minimize its overall trade show attendance but did attend two local trade shows to update investors on corporate activities as well as to make presentations to financial institutions.

The Company recognized a $3,194,713 increase in contributed surplus on the formation of the Cree East project joint venture with the Korean consortium.

3.  FINANCIAL POSITION

Table below presents the assets, liabilities and shareholders’ equity of the Company as at April 30, 2008 and 2007:

Assets and Liabilities	April 30, 2008	April 30, 2007
Cash and cash equivalents	$7,151,603	$10,076,042
Accounts and advances receivable	2,151,496	2,779,134
Available-for-sale securities	882,268	611,124
Prepaid expenses and deposits	191,822	364,317
Total Current Assets	$10,377,189	$13,830,617
Reclamation Bonds	710,751	678,031
Mineral Property Costs	31,032,425	18,369,808
Property, Plant, and Equipment	886,855	328,982
Total Assets	$43,007,220	$33,207,438

Total Current Liabilities	2,618,931	1,333,560

Future Income Tax liability	1,376,406	946,017
Total Liabilities	3,995,337	2,279,577
Total Shareholders’ Equity	$39,011,883	$30,927,861

As at April 30, 2008, the Company’s working capital, defined as current assets less current liabilities, was $7,758,258  (2007: $12,497,057).  Current liabilities for the year increased from previous year’s level as a result of an increase in exploration activity and corresponding transactions with vendors.

Cash and cash equivalents are comprised of bank balances and short term deposits of $7,151,603 (2007: $10,076,042).

The Company has available-for-sale securities with a market value of $882,268 as at April 30, 2008.  The main investments consist of 1,046,800 shares of Pacific North West Capital Corp., 263,000 shares of Freegold Ventures Limited and 260,131 shares of El Nino Ventures Inc.  All these companies previously had certain directors in common.  These amounts are included in the above working capital.

The Company is authorized to issue unlimited common shares without par value.  As at April 30, 2008, 125,869,814 shares were issued and outstanding, and share capital in the Financial Statements was recorded as $54,079,214, representing the net capitalization of the Company to April 30, 2008.  During the year, 18,172,056 common shares were issued.  The following table summarizes the changes in share capital from April 30, 2006 to April 30, 2008.

TABLE 9	Number of Shares	Amount
Balance – April 30, 2006	77,127,238	$ 36,560,885
Private placements	18,414,775	9,090,605
Mineral properties	210,000	149,300
Finder’s fees	250,555	120,399
Exercise of warrants	10,485,714	4,793,814
Exercise of options	1,209,476	435,552
Share issuance costs	-	(509,741)
Transferred on exercise of warrants	-	215,135
Transferred on exercise of options	-	127,765
Future income tax on flow-through	-	(2,119,503)
Balance – April 30, 2007	107,697,758	$ 48,864,211
Private placements – flow-through (issued September 24, 2007)	1,111,111	500,000
Private placements – flow-through (issued October 26, 2007)	7,660,877	3,600,612
Private placements– (issued October 26, 2007)	7,629,968	2,899,388
Fair value on unit offerings assigned to warrants	-	(765,581)
Mineral properties	10,000	4,000
Exercise of warrants	890,000	106,800
Exercise of options	870,100	167,800
Subscription received	-	102,000
Share issuance costs	-	(237,526)
Transferred on exercise of options	-	108,700
Future income tax on flow-through	-	(1,271,190)
Balance – April 30, 2008	125,869,814	$ 54,079,214

On September 24, 2007, the Company issued 1,111,111 flow-through units at a price of $0.45 for gross proceeds of $500,000.  Each flow-through unit consists of one common share and one-half flow-through share purchase warrant (“Warrant”).  Each Warrant entitles the holder to purchase an additional common share at a price of $0.52 for a period of 12 months from closing.  The Company paid a $25,000 finders fee.

On October 26, 2007, the Company issued 7,660,877 flow-through units at a price of $0.47 for gross proceeds of $3,600,612.  Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant (“Warrant”).  Each Warrant entitles the holder to purchase an additional common share at a price of $0.55 for a period of 12 months from closing.

On October 26, 2007, the Company issued 7,629,968 non flow-through units at a purchase price of $0.38 per unit, for gross proceeds of $2,899,388.  Each unit consists of one common share and one-half common share purchase warrant (“Warrant”).  Each Warrant entitles the holder to purchase an additional common share at a price of $0.48 for a period of

12 months from closing.  The Company issued 160,000 Agent warrants as a finder’s fee.  Each Agent warrant entitles the holder to purchase one additional common share of the Company for a period of twelve months from the date of closing at a price of $0.48 per share.

During the year, the Company issued 10,000 common shares valued at $4,000 for mineral property acquisitions.

As at August 13, 2008, the Company had total issued and outstanding shares of 137,533,650 and there were 16,306,500 stock options and 18,187,415 warrants outstanding.

Outstanding Stock Options

Directors, officers, employees and contractors are granted options to purchase common shares under the Company’s stock option plan.  The terms and outstanding balance are disclosed in the following table.

Number outstanding 30 April 2007	Granted	Exercised	Expired / Cancelled	Number outstanding 30 April 2008	Exercise price per share	Expiry Date
23,100	-	(15,100)	(8,000)	-	$0.50	15-May-07
36,665	-	-	(36,665)	-	$0.50	24-Nov-07
100,000	-	(100,000)	-	-	$0.10	26-May-08
800,000	-	(500,000)	-	300,000	$0.10	25-Jun-08
272,500	-	(35,000)	(65,000)	172,500	$0.25	10-Sep-08
1,122,500	-	(175,000)	(180,000)	767,500	$0.40	5-Nov-09
175,000	-	-	-	175,000	$0.45	29-Nov-09
102,000	-	-	(45,000)	57,000	$0.50	23-Feb-10
378,000	-	-	(20,000)	358,000	$0.58	7-Mar-10
75,000	-	-	-	75,000	$0.35	13-Jul-10
3,205,000	-	(20,000)	(95,000)	3,090,000	$0.45	14-Oct-10
200,000	-	-	-	200,000	$0.42	14-Feb-11
50,000	-	-	(50,000)	-	$0.50	21-Jul-11
25,000	-	-	-	25,000	$0.50	8-Aug-11
50,000	-	-	(50,000)	-	$0.50	22-Aug-11
80,000	-	-	-	80,000	$0.50	4-Oct-11
3,000,000	-	(25,000)	(220,000)	2,755,000	$0.50	16-Nov-11
100,000	-	-	(50,000)	50,000	$0.75	13-Feb-12
1,000,000	-	-	(25,000)	975,000	$0.74	30-Mar-12
-	100,000	-	-	100,000	$0.70	7-May-12
-	960,000	-	(175,000)	785,000	$0.62	28-Jun-13
-	10,000	-	(10,000)	-	$0.62	27-Aug-12
-	170,000	-	-	170,000	$0.45	30-Oct-12
-	100,000	-	-	100,000	$0.45	31-Oct-12
-	6,078,500	-	(390,000)	5,688,500	$0.40	20-Dec-12
-	150,000	-	-	150,000	$0.40	23-Jan-13
-	225,000	-	-	225,000	$0.40	10-Feb-13
-	600,000	-	-	600,000	$0.40	24-Mar-13
10,794,765	8,393,500	(870,100)	(1,419,665)	16,898,500

4.  CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

During the year ended April 30, 2008, 8,771,988 flow-through private placement units were issued for gross proceeds of $4,100,612 and must be spent on Canadian mineral exploration expenditures before December 31, 2008.  This amount was spent during the year as part of a total $14,353,205 in uranium exploration expenditures incurred in the Athabasca Basin with contributions of $6,638,322 received from exploration partners under option and joint venture agreements.  A further 7,629,968 regular private placement units were issued for gross proceeds of $2,899,388.  This amount was used to fund the cash used from operating activities for the year of $2,136,487 and future general and administrative costs.

Subsequent to year-end, 10,922,660 flow-through private placement units were issued for gross proceeds of $3,713,704 and must be expended on Canadian mineral exploration before December 31, 2009.

During the year ended April 30, 2008, 890,000 warrants were exercised for gross proceeds of $106,800 and 870,100 options were exercised for gross proceeds of $167,800 and will be used to fund ongoing general and administrative costs.

Fourth Quarter Results

The quarter ended April 30, 2008 resulted in a loss of $1,331,934 as compared with a loss of $297,607 earned in the comparative quarter.  The income in the fourth quarter of 2007 resulted from the future income tax recovery of $1,173,486.  The future income tax recovery recorded in the fourth quarter of the 2008 fiscal year of $840,801 was offset by the write-offs of several resource properties in the fourth quarter of 2008.  Revenue was $24,925 (2007: $974,212) during the quarter primarily due to management fee income, which was earned for being the operator on several of its Saskatchewan mineral properties in the previous year.  All other quarterly expenses are consistent with the discussion of the annual loss in the previous paragraph and elsewhere in this Annual MD&A.

The Company issued 10,000 shares for a New Zealand mineral property at a value of $4,000 in the fourth quarter of 2008.

As at April 30, 2008, and up to the date of this MD&A, the Company has no loans or non-equity credit facilities available or outstanding.  As such, the Company has no related lending covenants.

To fund its working capital, including exploration activities and corporate expenses, the Company requires continued access to capital markets to raise financing through equity offerings. All financing activities are currently provided through equity offerings (see “Risks and Uncertainties” below for a discussion of associated risk factors).

5.  CONTRACTUAL OBLIGATIONS

The Company has committed to an operating lease dated July 1, 2005 for office space in Kerrisdale, Vancouver, expiring June 30, 2010 with monthly lease payments of $4,969.  The Company has committed to an operating lease dated May 22, 2007 for office space in Saskatoon, Saskatchewan, expiring May 31, 2012 with monthly lease payments of $6,837.  The Company has committed to an operating lease dated July 31, 2007 for additional office space in Vancouver, expiring August 31, 2010 with monthly lease payments of $4,560.  The Company has committed to a lease for land dated October 1, 2007 for warehouse space in La Ronge, Saskatchewan, expiring May 31, 2021 with monthly lease payments of $52.  The future minimum lease payments are as follows:

Lease Commitments
2009	$ 197,024
2010	197,024
2011	110,851
2012	82,673
Thereafter	12,498
$ 600,070

By agreements dated March 3, 2008, the Company agreed to pay the President and VP Corporate Development $165,000 each annually.  The fee shall be increased annually at the discretion of the Company’s compensation committee, and not less than the annual percentage rate of inflation or five percent, whichever is greater.

No mineral option payments have been included as they are being funded by various partners under option or joint venture agreements that may be terminated with appropriate notice.  Further information on mineral option payments are disclosed in Note 5 to the April 30, 2008 financial statements.

6.  RELATED PARTY TRANSACTIONS

The related party transactions are as follows:

i.

During the year, the Company paid $171,021 (2007: $110,704) for management fees to a company controlled by the former Chairman.

ii.

During the year, the Company paid $nil (2007: $23,342) for rent to a company controlled by the former Chairman.

iii.

During the year, the Company paid $nil (2007: $85,000) for consulting fees to a company controlled by the President.

iv.

During the year, the Company paid $16,107 (2007: $30,624) for consulting fees to a company controlled by the former Corporate Secretary.

v.

During the year, Company paid $194,136 (2007: $nil) for engineering and consulting fees to the VP Exploration.

vi.

During the year, Company paid $115,167 (2007: $55,000) for consulting fees to the VP Corporate Development and director.

vii.

During the year, the Company paid $38,700 (2007: $33,831) for accounting fees to a company controlled by the Chief Financial Officer.

viii.

During the year, the Company paid/accrued to its directors $45,645 (2007: $18,000) for directors fees.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.  CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period.  Areas requiring significant management estimates include the valuation, impairment and useful life of intangible assets and property and equipment, and future income taxes.  These estimates are reviewed periodically (at least annually), and, as adjustments become necessary, they are reported in earnings in the period in which they become known.  The Company’s significant accounting policies are described in Note 1 of the Company’s financial statements for the years ended April 30, 2008.

There were no changes in significant accounting policies of the Company for the year ended April 30, 2008, except that the Company has adopted comprehensive income and losses on available-for-sale securities.  Management believes that the following items represent the Company’s most critical accounting estimates.

Mineral Property Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is determined by management to be impaired or abandoned.  Amounts received for the sale of resource properties, for option payments for exploration advances and for recovery of mineral property expenditures are treated as reductions of the cost of the property and payments in excess of capitalized costs are recognized in income.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Management of the Company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis.  If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period.  The Company presently has no proven or probable reserves.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered.  If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

Management Estimates

The preparation of the Company’s financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported, and disclosed in the financial statements and the accompanying notes.  Actual results could differ from those estimates.  Realization of the company’s assets and liabilities is subject to risks and uncertainties, including reserve and resource estimation; future metal prices; estimated costs of future production, changes in government legislation and regulations, estimated future income taxes, the availability of financing, the valuation of stock-based compensation and of warrants, and various operational factors.

Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred.  The amount recognized is added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.  There are no asset retirement obligations as at April 30, 2008 and 2007.

Asset Impairment

The Company reviews and evaluates the recoverability of mineral properties and related expenditures, property, plant and equipment at the end of each reporting period and when events and circumstances indicate that an impairment event may have occurred.

Flow-Through Shares

The Company has adopted the recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If the Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as a future income tax recovery up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

New Accounting Standards Adopted

Effective May 1, 2007 the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, ‘Comprehensive Income’; Section 3251, ‘Equity’; Section 3855, ‘Financial Instruments – Recognition and Measurement’; Section 3861, ‘Financial Instruments – Disclosure and Presentation’; and Section 3865, ‘Hedges’.  These standards require the presentation of a statement of comprehensive income and its components, which is included in the financial statements.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.  The only impact on the Company of adopting these new standards was the reclassification of the “Unrealized loss on available-for-sale investments” account, which has been included as part of shareholders’ equity under “Accumulated other comprehensive loss”.  As required by the prospective implementation of these new standards, the comparative financial statements have not been restated.

The following is a summary of the accounting model the Company elected to apply to each of its significant categories of financial instruments outstanding as of May 1, 2007:

Cash …………………..………………………Held-for-trading

Prepaid expenses and deposits………………..Held-for-trading

Available-for-sale investments.……………….Available-for-sale

Accounts receivable ………………………….Loans and receivables

Project advances ….…………………………..Loans and receivables

Accounts payable and accrued liabilities ……..Other liabilities

Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability, are netted against the fair value of the financial instrument on initial recognition, with the exception of transaction costs related to financial instruments that are classified as held for trading.  These transaction costs are then amortized over the expected life of the financial instrument using the effective interest method.  Transaction costs related to held for trading financial instruments are expensed as incurred.

Future Changes in Accounting Policies

There are five new CICA accounting standards that have been issued but not yet adopted by the Company. These five standards will become effective for the Company on May 1, 2008.  The Company is currently assessing the impact of these new accounting standards on its financial statements.

CICA Handbook Section 3031 “Inventories” prescribes the accounting treatment for inventories and provides guidance on the determination of inventory costs and their subsequent recognition as an expense, including any write-down to net realizable value. CICA Handbook Section 3064 – Goodwill and Intangible Assets, replaces CICA 3062 “Goodwill and Intangible Assets” and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA Handbook Section 1535 “Capital Disclosures” establishes standards for disclosing information about an entity's capital and how it is managed. CICA Handbook Section 3862 “Financial Instrument Disclosures” and Handbook Section 3863, “Financial Instruments – Presentation” requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Auditors

The Company’s auditors for the year ended April 30, 2007 were PricewaterhouseCoopers LLP.  The directors subsequently appointed James Stafford, Inc. Chartered Accountants as the Company’s auditors for the year ending April 30, 2008.

8.  RISKS AND UNCERTAINTIES

The Company believes that the following items represent significant areas for consideration.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body.

Most exploration projects do not result in the discovery of commercially mineable ore deposits.  The Company has completed risk assessments with the help of professional management consultants BGH Consulting, and has adopted an operational and insurance scheme to quantify and minimize the Company’s risks and uncertainties.  The Company also consulted and implemented field operational, safety and environmental policies consistent with its ongoing needs.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities.  Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company.  The prices of mineral commodities have fluctuated widely in recent years.  Current and future price declines could cause commercial production to be impracticable. The Company’s future revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

Foreign Political Risk

The Company’s material property interests are currently located in Canada, the United States and the New Zealand.  An insignificant portion of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties.  The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Government Laws, Regulation & Permitting

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters.  Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.  Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects.  In Canada, the issuance of governmental licenses and permits are increasingly being influenced by land use consultations between the government and local First Nations Communities.  There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all.  Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed.  Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased interest in certain of its properties.  To earn its 100% this increased interest in each property, the Company is required to make certain cash payments.  If the Company fails to make these payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

Estimates of Mineral Resources

The mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

Cash Flows and Additional Funding Requirements

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available.  If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects.  The sources of funds currently available to the Company are the sale of marketable securities, raising of equity capital or the offering of an interest in its projects to a third party.  There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees.  Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved.  The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares and the amount of financing that can be raised by the Company.

Foreign Currency Risk

A small portion of the Company’s expenses are now, and are expected to continue to be incurred in foreign currencies.  The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility.  Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for the Company’s products in or losses from currency exchange rate fluctuations.  The Company does not actively hedge against foreign currency fluctuations.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest.  As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

9.  FORWARD-LOOKING INFORMATION

Forward-looking information is included in this MD&A, which involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.  Forward-looking information is identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar terms and phrases, including references to assumptions.  Such information may involve, but are not limited to, comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this MD&A.  Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved.  A number of factors could cause actual results to differ materially from the results discussed in the forward-looking information, including, but not limited to, the following factors (as discussed under “Risks and Uncertainties” above): industry; commodity prices; competition; foreign political risk; government laws; regulation and permitting; title to properties; estimates of mineral resources; cash flows and additional funding requirements; key management; possible dilution to present and prospective shareholders; material risk of dilution presented by large number of outstanding share purchase options and warrants; trading volume; volatility of share price; foreign currency risk; and, conflict of interest.

Although the forward-looking information contained in this MD&A is based upon what the Company’s management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with such information.  Forward-looking information reflects management’s current beliefs and is based on information currently available to the Company.  Such information reflects current assumptions regarding future events and operating performance including, without limitation, a strong global demand for mineral commodities, continued funding and continued strength in the industry in which the Company operates, and speaks only as of the date of this discussion.  The forward-looking information is made as of the date of this MD&A.

10.  DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this report, the Company’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures, under the supervision of, and with the participation of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, certain weaknesses exist in internal controls over financial reporting for the Company’s disclosure controls and procedures.  The existence of these weaknesses is mitigated by monitoring performed by senior management.  The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting.

11.  INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing such internal controls over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls over financial reporting for the year ended April 30, 2008.  Management has determined that certain weaknesses existed in the design of its internal control and has concluded that its internal controls were not operating effectively.  Management has retained an independent consultant for the current year to assist with its U.S. GAAP reconciliation and continues to review and refine its internal controls and procedures.

The Audit Committee has reviewed this MD&A, and the Financial Statements, and the Board of Directors and the Directors have approved these documents prior to their release.

12.  OUTLOOK

The Company has acquired through staking a significant land position in the Athabasca Basin area of Saskatchewan and is exploring these areas for high-grade uranium deposits.  CanAlaska currently has optioned or joint-ventured six of its Saskatchewan projects to several companies, and continues to operate these projects under management services agreements for a fee.  The Glitter Lake property in Quebec is optioned to Pacific North West Capital Corp. in which they are earning an interest in the project by carrying all costs and making exploration expenditures.  The Company ended 2008 fiscal year with a strong cash position and, subsequent to year-end, issued 10,922,660 flow-through units for gross proceeds of $3,713,704.  This will enable the Company to continue its own exploration efforts in Canada and New Zealand.  The Company is continuing to attract new personnel to operate its projects and has established itself as a strong and well-recognised uranium explorer in the Athabasca Basin.

Since late 2004, CanAlaska has expended over $45 million on exploration and research towards the advancement of uranium discovery on our twenty-two project areas.  Our confidence in achieving our corporate mission rests on the detailed results and modeling obtained from this vast information gathering event.  We expect our exploration efforts to begin to bear fruit over the coming months.  A breakdown of the Company’s historical and forecasted exploration expenditures in the Athabasca Basin as at April 30, 2008, together with a summary of the Company’s exploration projects subject to joint venture are as outlined below:

In summary, CanAlaska is well-positioned as a premier uranium exploration investment.  The increasingly attractive fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels provide us with the long-term financial incentive to succeed.  Uranium sourced from the Athabasca Basin represents the world’s smallest environmental footprint for this   energy metal.  The staggering ore grades and mine valuations for this region serve to affirm the value of CanAlaska’s exploration focus.  The Board of Directors and the management team will continue to seek out opportunities to ensure that CanAlaska is equipped with the resources and strategic backing necessary in order to realize discovery success.

13.  ADDITIONAL INFORMATION

Additional information relating to the Company, is available on SEDAR at www.sedar.com or on the Company’s website at www.canalaska.com.

For more information, please contact:

Peter Dasler, President & Chief Executive Officer

CanAlaska Uranium Ltd.

#1788 – 650 West Georgia Street

Vancouver, BC  V6B 4N7

Toll Free : 1-800-667-1870

Phone:  +1.604.688.3211

E-mail:  info@canalaska.com

TRADING SYMBOLS

TSX Venture Exchange:  CVV

Frankfurt Stock Exchange:  DH7

OTCBB: CVVUF